

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 25, 2019

<u>**Via E-Mail**</u>

Elizabeth Gonzalez-Sussman
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019

     Re: **Bed Bath & Beyond Inc.**
           PREC14A filed on April 18, 2019
           File No. 0-20214

Dear Ms. Gonzalez-Sussman:

     The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filing listed above. We have the following comments. Defined terms used here have the same meaning as in your proxy statement.

     Please respond to this letter by revising your proxy statement, by providing the requested information, or by advising us when you will provide the requested response. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Please allow time for staff review of your revised proxy statement.

Preliminary Proxy Statement filed on April 18, 2019

Background of the Solicitation, page 5

1. You characterize Ms. Morrison has the former chair of the compensation committee. However, we understand she may have been a member of that committee without chairing it. Please advise or revise.

Reasons for the Solicitation, page 9

2. On page 12, you list a number of reasons you believe caused the decline in the Company's gross margins as shown in the chart at the top of that page. Provide support and sources for the explanations in the bullet points on page 12. For example, what is the source for the assertion that the Company has shifted to lower margin products? What is the basis for the

assertion that "management has failed to successfully implement initiatives that generate customer visits based on product or store experience"? Provide as to each bullet point.

3. Revise to provide a source for the figures provided for capital expenditures from 2011-today on page 13.

4. Revise to provide sources for the assertions regarding the related party transactions (purchases of BuyBuy Baby and Chef Central for the values stated) on page 15.

Proposal No. 1 – Election of Directors, page 22

5. In the second paragraph on page 22, you tout the fact that you have nominated only one affiliated representative to your twelve-person slate and "have otherwise gone to great lengths to identify eleven unaffiliated and highly credible director candidates who are independent-thinking business leaders…" We understand that Mr. Lukomnik is currently the Chair of the Investment Advisory Council for Legion Partners Asset Management. Please balance/explain your characterizations of your nominees (other than Mr. Duskin) as independent, given this affiliation.

6. In the last paragraph on page 29, you express the belief that each of your nominees would be independent. Explain why you cannot definitively make that determination under the applicable standards you cite, or revise to so state.

7. Explain the basis for the belief expressed in the last sentence on page 30 of the proxy statement: "To avoid triggering a change in control, a committee of a majority of independent Continuing Directors or a majority of Continuing Directors may approve of the nomination of a new director." Your expanded disclosure should state the facts or authority upon which your statement is based, and include any limitations or uncertainties, as appropriate.

Quorum; Broker Non-Votes; Discretionary Voting, page 35

8. Our understanding is that in a contested solicitation, brokers have no discretionary authority to vote on any proposal on a dissident's proxy card. However, your proxy statement states the contrary in this section. Please explain why in your response letter, or revise.

Other Matters and Additional Information, page 41

9. We have not located in your proxy statement the disclosure/undertaking required by Item 23(b) of Regulation 14A as to shareholders who share an address. Please revise or advise.

Form of Proxy

10. We note the statement on the proxy card that: "This Proxy will be valid until the sooner of one year from the date indicated on the reverse and the completion of the Annual Meeting."

Rule 14a-4(d) states that no proxy shall confer authority to vote at any annual meeting except the next annual meeting, or any adjournment of that meeting, and no proxy may confer authority to vote with respect to more than one meeting. We think the quoted language is more permissive than Rule 14a-4(d). Please revise, consistent with the Rule.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to me at (202) 551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions